UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Rezolve AI Limited

(Name of Issuer)

Ordinary Share, par value $0.0001

(Title of Class of Securities)

G75398100
(CUSIP Number)

Igor Lychagov,
c/o LakeShore International Management AG, Obergrundstrasse 44, 6003 Luzern, Switzerland, +41 41 368 10 90

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G75398100	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Igor Lychagov
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 36,403,653
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 36,403,653
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,403,653
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.14%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G75398100	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Series A shares, Ordinary shares as well as convertible loan notes that can be converted into ordinary shares held by the Reporting Person of Rezolve AI Limited (the "Issuer"). The principal executive offices of the Issuer are located at Rezolve AI Limited, 5 New Street Square London EC4A 3TW, United Kingdom.

The class of equity securities to which this statement relates are the Series A shares, Ordinary shares as well as the convertible loan notes that can be converted into ordinary shares of the Issuer.

The par value of the Series A shares as well as the Ordinary shares is $ 0.0001. The Reporting Person beneficially owns 1,907,089 Series A shares and 32,863,911 Ordinary shares of the Issuer. In addition, the Reporting Person holds convertible loan notes amounting to $8,000,000. As of August 15, 2024, these loan notes may be converted into ordinary shares of the Issuer at the request of the Reporting Person. The conversion price will be the lower of a 30% discount to the IPO price or the last 12 months’ weighted average price. As of the IPO date of August 15, 2024, if fully converted, the loan notes would be converted into 1,632,653 ordinary shares of the Issuer at a conversion price of $7 per share, in accordance with the terms of the loan agreement.

Item 2.  Identity and Background.

a.	Igor Lychagov

b.	LakeShore International Management AG Obergrundstrasse 44 6003 Luzern, Switzerland Telephone: +41 41 368 10 90

c.	The Reporting Person is currently co-founder and member of the board of Ornament Health AG, a healthcare technology company headquartered at Obergrundstrasse 44, 6003 Luzern, Switzerland. He was formerly a co-founder of Exness Group, a financial services firm with offices located at 1, Siafi Street, Porto Bello Business Center, Office 301, Limassol, 3042, Cyprus.

d.	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Reporting Person became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Person to acquire the securities reported herein is $25,833,079. These funds were obtained through the Reporting Person's professional activities, including earnings and dividends received. No loans or other forms of borrowed funds were used to finance the acquisition.

CUSIP No. G75398100	13D	Page 4 of 5 Pages

Item 4.  Purpose of Transaction.

The Reporting Person acquired the securities reported herein for investment purposes, specifically to gain exposure to the technology sector as part of his personal investment strategy, for passive investment purposes and without the intent to effect any change in management or control of the Issuer.

Except as described in this Item 4 or would occur upon completion of any of the transactions discussed herein, as of the date of this statement the Reporting Person has no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

a.	The Reporting Person beneficially owns, together with loan notes that when fully converted translates into 1,632,653 ordinary shares, a total of 36,403,653 Ordinary shares of the Issuer, representing approximately 21.14% of the Issuer’s outstanding Ordinary shares. These include the previously held Series A shares, which have been reclassified as Ordinary shares, as well as ordinary shares and the loan notes that when fully converted translate into 1,632,653 ordinary shares. The percentage of 21.14% is based on 172,182,179 Ordinary shares outstanding as of 08/22/2024.

b.	The Reporting Person has sole voting power and sole dispositive power with respect to all of the shares reported herein.

c.	The Reporting Person has not engaged in any transactions involving the Issuer’s securities within the past 60 days.

d.	The Reporting Person does not beneficially own any other securities of the Issuer.

e.	The Reporting Person is not a member of any group that has filed this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person served on the board of the Issuer from August 2019 until May 19, 2023, at which time he resigned from the board. Since his resignation in May 2023, the Reporting Person’s relationship with the Issuer has been solely as a shareholder and for passive investment purposes and without the intent to effect any change in management or control of the Issuer. He does not have any other contracts, arrangements, understandings, or relationships (legal or otherwise) concerning any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, nor does he receive any material non-public information from the Issuer.

Furthermore, the Reporting Person does not have any oversight, information, or control over the Issuer’s decisions and operations.

As stated earlier, the Reporting Person holds convertible loan notes amounting to $8,000,000. These loan notes are convertible into shares of the Issuer at the request of the Reporting Person. The conversion price will be the lower of a 30% discount to the IPO price or the last 12 months’ weighted average price. As of the IPO date, if fully converted, the loan notes would be converted into 1,632,653 ordinary shares of the Issuer at a conversion price of $7 per share, in accordance with the terms of the loan agreement.

Item 7.  Material to Be Filed as Exhibits.

None

CUSIP No. G75398100	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Igor Lychagov Igor Lychagov

Shareholder Title

August 22, 2024 Date